UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. _)*

                               The Vialink Company
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   92552Q 10 1
                                 --------------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5880

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92552Q 10 1                   13D                   Page 2 of 11 Pages

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions):


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power              46,068,814
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power            0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power         46,068,814
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power       0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        46,068,814
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        25.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                   Page 3 of 11 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Management, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions):


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power              0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power            46,068,814
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power         0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power       46,068,814

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        46,068,814
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        25.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                   Page 4 of 11 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions):


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power              0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power            46,068,814
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power         0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power       46,068,814

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        46,068,814
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        25.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                   Page 5 of 11 Pages

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                                  INTRODUCTION
                                  ------------

         This Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of The Vialink Company, a Delaware corporation ("Vialink").

         On October 1, 2003, SDS Merchant Fund, L.P., a Delaware limited partnership ("SDS Merchant Fund"), assigned and transferred all of the shares of Common Stock beneficially owned by it to the Reporting Person.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of The Vialink Company. Vialink's executive offices are located at 13155 Noel Road, Suite 700, Dallas, Texas 75240.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is RK Consulting (Cayman) Ltd., P.O. Box 174865, Cayman Corporate Center, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.


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CUSIP No. 92552Q 10 1                   13D                   Page 6 of 11 Pages

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase price of $1,260,000 paid by SDS Merchant Fund on February 4, 2003 to purchase 105 shares of Series D Preferred Stock of Vialink was paid out of the working capital of SDS Merchant Fund.

ITEM 4.  PURPOSE OF TRANSACTION

         On October 1, 2003, SDS Merchant Fund assigned and transferred all of the shares of Common Stock beneficially owned by it to the Reporting Person.

         The purpose of the acquisitions by SDS Merchant Fund and the Reporting Person was to purchase and acquire securities of Vialink for investment purposes.

         Outlined below is a description of the prior transactions effected by SDS Merchant Fund with respect to the shares of Common Stock subsequently transferred to the Reporting Person:

         On November 6, 2001, SDS Merchant Fund purchased 150 shares of Series B Preferred Stock with a stated value of 10,000 per share and a Series B Warrant to purchase 2,500,000 shares of Common Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement between Vialink and SDS Merchant Fund. SDS Merchant Fund converted 60 shares of Series B Preferred Stock in November 2001 and exercised the Series B Warrant in March 2002. The shares of Common Stock issued upon conversion of the 60 shares of Series B Preferred Stock and upon exercise of the Series B Warrant were subsequently sold. The remaining 90 shares of Series B Preferred Stock were exchanged for shares of Series D Preferred Stock on September 30, 2002 (see below).

         On December 28, 2001, SDS Merchant Fund purchased 200 shares of Series C Preferred Stock with a stated value of $10,000 per share and separate Series C Warrants to purchase 5,000,000 shares of Common Stock and 2,666,667 shares of Common Stock pursuant to a Series C Convertible Preferred Stock Purchase Agreement between Vialink and SDS Merchant Fund. SDS Merchant Fund purchased an additional 300 shares of Series C Preferred Stock on March 25, 2002 pursuant to the Series C Convertible Preferred Stock Purchase Agreement. The shares of Common Stock issued upon exercise of the Series C Warrants were subsequently sold, except for 2,096,667 shares of Common Stock. The 500 shares of Series C Preferred Stock were exchanged for shares of Series D Preferred Stock on September 30, 2002 (see below).

         On September 30, 2002, SDS Merchant Fund purchased 630.4042 shares of Series D Preferred Stock with a stated value of $12,000 per share and Series D Warrants to purchase an aggregate of 31,520,209 shares of Common Stock pursuant to a Series D Convertible Preferred Stock Purchase Agreement between Vialink and SDS Merchant Fund. SDS Merchant Fund purchased $7,564,850 of the Series D Preferred Stock. The purchase price for the Series D Preferred Stock was paid by exchanging shares of Series B Preferred Stock issued in November 2001, shares of Series C Preferred Stock issued in December 2001 and March 2002, and bridge notes issued in August and September 2002.

         SDS Merchant Fund may not convert shares of Series D Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by SDS Merchant Fund at such time, the number of shares of Common Stock which would result in SDS Merchant Fund owning more

CUSIP No. 92552Q 10 1                   13D                   Page 7 of 11 Pages

--------------------------------------------------------------------------------

than 4.99% of all of the Common Stock outstanding at such time. SDS Merchant Fund may waive this restriction by providing Vialink with 61 days notice. The number of shares of Common Stock issuable to SDS Merchant Fund upon conversion of the Series D Preferred Stock is 63,040,417 based on a fixed conversion price of $.12 per share. However, unless waived, the 4.99% restriction precludes SDS Merchant Fund from converting in excess of 4.99% of all of the Common Stock outstanding at such time. Accordingly, SDS Merchant Fund does not beneficially own the 63,040,417 shares.

         On October 1, 2002, SDS Merchant Fund exercised the Series D Warrants and was issued 31,520,209 shares of Common Stock. Additionally, SDS Merchant Fund was issued 6,213,430 shares of Common Stock as an advanced first year dividend payment pursuant to the terms of the Series D Preferred Stock.

         On February 4, 2003, SDS Merchant Fund purchased 105 shares of Series D Preferred Stock with a stated value of $12,000 per share and Series D Warrants to purchase an aggregate of 5,250,000 shares of Common Stock pursuant to the second closing under the Series D Convertible Preferred Stock Purchase Agreement dated September 30, 2002 between Vialink and SDS Merchant Fund. SDS Merchant Fund purchased $1,260,000 of the Series D Preferred Stock.

         SDS Merchant Fund may not convert shares of Series D Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by SDS Merchant Fund at such time, the number of shares of Common Stock which would result in SDS Merchant Fund owning more than 4.99% of all of the Common Stock outstanding at such time. SDS Merchant Fund may waive this restriction by providing Vialink with 61 days notice. The number of shares of Common Stock issuable to SDS Merchant Fund upon conversion of the Series D Preferred Stock purchased pursuant to the second closing under the Series D Convertible Preferred Stock Purchase Agreement dated September 30, 2002 is 10,500,000 based on a fixed conversion price of $.12 per share. However, unless waived, the 4.99% restriction precludes SDS Merchant Fund from converting in excess of 4.99% of all of the Common Stock outstanding at such time. Accordingly, SDS Merchant Fund does not beneficially own the 10,500,000 shares.

         On February 4, 2003, SDS Merchant Fund exercised the Series D Warrants and was issued 5,250,000 shares of Common Stock. Additionally, SDS Merchant Fund was issued 1,034,908 shares of Common Stock on February 4, 2003 as an advanced first year dividend payment pursuant to the terms of the Series D Preferred Stock.

         On November 21, 2003, SDS Merchant Fund sold 68,000 shares of Common Stock. On December 12, 2003 SDS Merchant Fund converted 10 shares of Series D Preferred Stock into 1,024,000 shares of Common Stock. On December 19, 2003, SDS Merchant Fund sold an aggregate of 1,002,400 shares of Common Stock.

         Except as may be provided herein the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Vialink or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Vialink or any of its subsidiaries; (iii) any change in the present board of directors or management of Vialink, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(iv) any material change in the present capitalization or dividend policy of Vialink; (v) any other material change in Vialink's business or corporate structure, (vi) any changes in Vialink's charter, by-laws or

CUSIP No. 92552Q 10 1                   13D                   Page 8 of 11 Pages

--------------------------------------------------------------------------------

instruments corresponding thereto or other actions which may impede the acquisition of control of Vialink by any person; (vii) causing a class of securities of Vialink to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of Vialink to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

1.   The Reporting Person.

     (a)  Amount beneficially owned: 46,068,814 shares of Common Stock.

     (b)  Percent of Class: 25.7%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or direct the vote: 46,068,814

          (ii)  shared power to vote or direct the vote: 0

          (iii) sole power to dispose or direct the disposition of: 46,068,814

          (iv)  shared power to dispose or direct the disposition of: 0

2.   The Investment Manager - same as Mr. Derby, see below.

3.   Mr. Derby.

     (a)  Amount beneficially owned: 46,068,814 shares of Common Stock.

     (b)  Percent of Class: 25.7%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or direct the vote: 0

          (ii)  shared power to vote or direct the vote: 46,068,814

          (iii) sole power to dispose or direct the disposition of: 0

          (iv)  shared power to dispose or direct the disposition of: 46,068,814

          On October 1, 2003, SDS Merchant Fund assigned and transferred all of the shares of Common Stock beneficially owned by it to the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the knowledge of the Reporting Person, the Investment Manager or Mr. Derby on the date hereof, except to the extent set forth herein or in the Exhibits herewith, neither the

CUSIP No. 92552Q 10 1                   13D                   Page 9 of 11 Pages

--------------------------------------------------------------------------------

Reporting Person, the Investment Manager or Mr. Derby has any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Vialink, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Series D Preferred Stock Purchase Agreement dated as of September 30, 2002 by and among The Vialink Company, SDS Merchant Fund, L.P. and each of the purchasers whose names appear on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Vialink on October 2, 2002)

Exhibit 2 Certificate of Designation of the Series D Convertible Preferred Stock of The Vialink Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Vialink on October 2, 2002)

Exhibit 3 Form of Warrant dated September 30, 2002 to purchase shares of Common Stock issued by The Vialink Company to SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Vialink on October 2,
                  2002)

Exhibit 4         Joint Filing Agreement

CUSIP No. 92552Q 10 1                   13D                  Page 10 of 11 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004


                                                SDS CAPITAL GROUP SPC, LTD.
                                                By:  SDS Management, LLC,
                                                     its Investment Manager

                                                By:  /s/ Steven Derby
                                                     ---------------------------
                                                     Name:  Steven Derby
                                                     Title: Managing Member

                                                SDS MANAGEMENT, LLC

                                                By:  /s/ Steven Derby
                                                     ---------------------------
                                                     Name:  Steven Derby
                                                     Title: Managing Member


                                                     /s/ Steven Derby
                                                     ---------------------------
                                                            Steven Derby

CUSIP No. 92552Q 10 1                   13D                  Page 11 of 11 Pages

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                                    EXHIBIT 4

                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: February 9, 2004


                                                SDS CAPITAL GROUP SPC, LTD.
                                                By:  SDS Management, LLC,
                                                     its Investment Manager

                                                By:  /s/ Steven Derby
                                                     ---------------------------
                                                     Name:  Steven Derby
                                                     Title: Managing Member

                                                SDS MANAGEMENT, LLC

                                                By:  /s/ Steven Derby
                                                     ---------------------------
                                                     Name:  Steven Derby
                                                     Title: Managing Member


                                                     /s/ Steven Derby
                                                     ---------------------------
                                                            Steven Derby